                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 14)

                OPEN JOINT STOCK COMPANY "VIMPEL-COMMUNICATIONS"
                ------------------------------------------------
                                (Name of Issuer)

                    Common Stock, 0.005 rubles nominal value
                    ----------------------------------------
                         (Title of Class of Securities)

                                   68370R 10 9
                                   -----------
                                 (CUSIP Number)

                               Bjorn Hogstad, Esq.
                                   Telenor ASA
                               Universitetsgaten 2
                               N-0130 Oslo, Norway
                                  47-22-779-160
                                  -------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 5, 2001
                                ----------------
             (Date of Event which Requires Filing of this Statement)

                                    Copy to:

                            Peter S. O'Driscoll, Esq.
                                Coudert Brothers
                                60 Cannon Street
                                 London EC4N 6JP
                                     England
                                 44-207-248-3000

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
---------------------------------             ----------------------------------
CUSIP No.    68370R 10 9
--------------------------------------------------------------------------------
1.           NAMES OF REPORTING PERSONS
             I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
             Telenor East Invest AS
             000-00-0000
------------ -------------------------------------------------------------------
2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (SEE INSTRUCTIONS)
                                                                        (a)  |_|
                                                                        (b)  |_|
------------ -------------------------------------------------------------------
3.           SEC USE ONLY
------------ -------------------------------------------------------------------
4.           SOURCE OF FUNDS (SEE INSTRUCTIONS)

             WC
------------ -------------------------------------------------------------------

5.           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
             ITEMS 2(d) or 2(e)                                              |_|

             N/A
------------ -------------------------------------------------------------------
6.           CITIZENSHIP OR PLACE OF ORGANIZATION

             Norway
------------ -------------------------------------------------------------------
 NUMBER OF   7.          SOLE VOTING POWER

  SHARES                 11,689,713(1)
            ------------ -------------------------------------------------------
BENEFICIALLY 8.          SHARED VOTING POWER

  OWNED                  -0-
            ------------ -------------------------------------------------------
 BY EACH     9.          SOLE DISPOSITIVE POWER

REPORTING                11,689,713(1)
            ------------ -------------------------------------------------------
  PERSON    10.          SHARED DISPOSITIVE POWER

   WITH                  -0-
------------------------ -------------------------------------------------------
11.          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             11,689,713(1)
------------ -------------------------------------------------------------------
12.          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES (SEE INSTRUCTIONS)                                       |X|

             The aggregate amount reported as beneficially owned in row (11) does not include shares which the Reporting Person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 (17 CFR 240.13d-4) under the Securities Exchange Act of 1934.
------------ -------------------------------------------------------------------
13.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             28.98% of the outstanding Common Stock (25% plus 13 shares of the outstanding voting capital stock)
------------ -------------------------------------------------------------------
14.          TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

             CO
------------ -------------------------------------------------------------------

1.   Represents 11,689,713 shares held directly by the Reporting Person.

                                  SCHEDULE 13D
---------------------------------             ----------------------------------
CUSIP No.    68370R 10 9
--------------------------------------------------------------------------------
1.           NAMES OF REPORTING PERSONS
             I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
             Telenor Communication AS
             000-00-0000
------------ -------------------------------------------------------------------
2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (SEE INSTRUCTIONS)
                                                                        (a)  |_|
                                                                        (b)  |_|
------------ -------------------------------------------------------------------
3.           SEC USE ONLY
------------ -------------------------------------------------------------------
4.           SOURCE OF FUNDS (SEE INSTRUCTIONS)

             AF
------------ -------------------------------------------------------------------
5.           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
             ITEMS 2(d) or 2(e)                                              |_|

             N/A
------------ -------------------------------------------------------------------
6.           CITIZENSHIP OR PLACE OF ORGANIZATION

             Norway
------------ -------------------------------------------------------------------
 NUMBER OF   7.          SOLE VOTING POWER

  SHARES                 11,689,713(2)
            ------------ -------------------------------------------------------
BENEFICIALLY 8.          SHARED VOTING POWER

  OWNED                  -0-
            ------------ -------------------------------------------------------
 BY EACH     9.          SOLE DISPOSITIVE POWER

REPORTING                11,689,713(2)
            ------------ -------------------------------------------------------
  PERSON    10.          SHARED DISPOSITIVE POWER

   WITH                  -0-
------------------------ -------------------------------------------------------
11.          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             11,689,713(2)
------------ -------------------------------------------------------------------
12.          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES (SEE INSTRUCTIONS)                                       |X|

             The aggregate amount reported as beneficially owned in row (11) does not include shares which the Reporting Person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 (17 CFR 240.13d-4) under the Securities Exchange Act of 1934.
------------ -------------------------------------------------------------------
13.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             28.98% of the outstanding Common Stock (25% plus 13 shares of the outstanding voting capital stock)
------------ -------------------------------------------------------------------
14.          TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

             CO
------------ -------------------------------------------------------------------

2.   The Reporting Person disclaims beneficial ownership of all shares.

                                  SCHEDULE 13D
---------------------------------             ----------------------------------
CUSIP No.    68370R 10 9
--------------------------------------------------------------------------------
1.           NAMES OF REPORTING PERSONS
             I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
             Telenor ASA
             000-00-0000
------------ -------------------------------------------------------------------
2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (SEE INSTRUCTIONS)
                                                                        (a)  |_|
                                                                        (b)  |_|
------------ -------------------------------------------------------------------
3.           SEC USE ONLY
------------ -------------------------------------------------------------------
4.           SOURCE OF FUNDS (SEE INSTRUCTIONS)

             AF
------------ -------------------------------------------------------------------
5.           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
             ITEMS 2(d) or 2(e)                                              |_|

             N/A
------------ -------------------------------------------------------------------
6.           CITIZENSHIP OR PLACE OF ORGANIZATION

             Norway
------------ -------------------------------------------------------------------
 NUMBER OF   7.          SOLE VOTING POWER

  SHARES                 11,689,713(3)
            ------------ -------------------------------------------------------
BENEFICIALLY 8.          SHARED VOTING POWER

  OWNED                  -0-
            ------------ -------------------------------------------------------
 BY EACH     9.          SOLE DISPOSITIVE POWER

REPORTING                11,689,713(3)
            ------------ -------------------------------------------------------
  PERSON    10.          SHARED DISPOSITIVE POWER

   WITH                  -0-
------------------------ -------------------------------------------------------
11.          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             11,689,713(3)
------------ -------------------------------------------------------------------
12.          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES (SEE INSTRUCTIONS)                                       |X|

             The aggregate amount reported as beneficially owned in row (11) does not include shares which the Reporting Person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 (17 CFR 240.13d-4) under the Securities Exchange Act of 1934.
------------ -------------------------------------------------------------------
13.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             28.98% of the outstanding Common Stock (25% plus 13 shares of the outstanding voting capital stock)
------------ -------------------------------------------------------------------
14.          TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

             CO
------------ -------------------------------------------------------------------

3.   The Reporting Person disclaims beneficial ownership of all shares.

                                  SCHEDULE 13D

Item 1.       Security and Issuer
              -------------------

         The statement on Schedule 13D relating to the common stock, 0.005 rubles nominal value (the "Common Stock"), of Open Joint Stock Company "Vimpel-Communications," a Russian open joint stock company ("VimpelCom"), as previously filed by Telenor East Invest AS ("Telenor"), Telenor Communication AS and Telenor ASA, is hereby amended and supplemented with respect to the items set forth below.

Item 2.       Identity and Background
              -----------------------

       This amendment to the statement on Schedule 13D is being filed jointly by Telenor, Telenor Communication AS and Telenor ASA.

       TELENOR EAST INVEST AS

      (a) Telenor East Invest AS, a corporation formed under the laws of Norway.

      (b)  Keysers Gate 13/15
           N-0165 Oslo
           Norway.

      (c) Telenor East Invest AS is engaged principally in the business of investing in the telecommunications industry outside of Norway.

      (d) During the last five years, Telenor East Invest AS has not been convicted in a criminal proceeding.

      (e) During the last five years, Telenor East Invest AS was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor East Invest AS was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

           EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR EAST INVEST AS

      (a), (b), (c) and (f) The following information sets forth the name, citizenship and present principal occupation of each of the directors and executive officers of Telenor East Invest AS. The business address of each of such persons is Telenor East Invest AS, c/o Telenor ASA, Universitetsgaten 2, St. Olavs Plass, N-0130 Oslo, Norway.

                       DIRECTORS OF TELENOR EAST INVEST AS
                       -----------------------------------

Name and Business
Address                  Citizenship   Present Principal Occupation
--------------------------------------------------------------------------------

Sigmund Ekhougen           Norway      Vice President of Telenor Mobile
(Oslo, Norway)                         Communications AS

Torstein Moland            Norway      Senior Executive Vice President and
(Lier, Norway)                         Chief Financial Officer of Telenor ASA

Henrik Eidemar Torgersen   Norway      Chief Executive Officer of Telenor East
(Oslo, Norway)                         Invest AS and Executive Vice President of
                                       Telenor ASA

                  EXECUTIVE OFFICERS OF TELENOR EAST INVEST AS
                  --------------------------------------------

Name and Business
Address                  Citizenship   Present Principal Occupation
--------------------------------------------------------------------------------

Henrik Eidemar Torgersen   Norway      Chief Executive Officer of Telenor East
(Oslo, Norway)                         Invest AS and Executive Vice President
                                       of Telenor ASA

       (d) During the last five years, none of the above executive officers and directors of Telenor East Invest AS has been convicted in a criminal proceeding.

       (e) During the last five years, none of the above executive officers and directors of Telenor East Invest AS was a party to a civil proceeding of a judicial or administrative body as a result of which such executive officer or director was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       TELENOR COMMUNICATION AS

       (a) Telenor Communication AS, a corporation formed under the laws of Norway (formerly known as Telenor AS).

       (b) Universitetsgaten 2
           N-0130 Oslo
           Norway.

       (c) Telenor Communication AS is engaged principally in the business of production and supply of services in the fields of telecommunications, data services and media distribution.

       (d) During the last five years, Telenor Communication AS has not been convicted in a criminal proceeding.

       (e) During the last five years, Telenor Communication AS was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor Communication AS was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR COMMUNICATION AS

      (a), (b), (c) and (f) The following information sets forth the name, citizenship and present principal occupation of each of the directors and executive officers of Telenor Communication AS. The business address of each of such persons is Telenor Communication AS, c/o Telenor ASA, Universitetsgaten 2, St. Olavs Plass, N-0130 Oslo, Norway.

                      DIRECTORS OF TELENOR COMMUNICATION AS
                      -------------------------------------

Name and Business
Address                  Citizenship   Present Principal Occupation
--------------------------------------------------------------------------------

Tormod Hermansen           Norway      Chairman of the Board of Directors and
(Oslo, Norway)                         Chief Executive Officer of Telenor ASA

Torstein Moland            Norway      Senior Executive Vice President and
(Lier, Norway)                         Chief Financial Officer of Telenor ASA

Jon Fredrik Baksaas        Norway      Deputy Chief Executive Officer of
(Sandvika, Norway)                     Telenor ASA and Chief Executive Officer
                                       of Telenor Communication AS

Arve Johansen              Norway      Senior Executive Vice President of
(Lier, Norway)                         Telenor ASA and Chief Executive Officer
                                       of Telenor Mobile Communications AS

Bente Gun Johansen         Norway     Executive Vice President of Telenor ASA
(Oslo, Norway)

Berit Svendsen             Norway     Executive Vice President of Telenor ASA
(Oslo, Norway)                        and Chief Technical Officer of Telenor ASA

Per Gunnar Salomonsen      Norway     Employee Representative
(Skien, Norway)

Irma Ruth Tystad           Norway     Employee Representative
(Trysil, Norway)

Harald Stavn               Norway     Employee Representative
(Kongsberg, Norway)

                 EXECUTIVE OFFICERS OF TELENOR COMMUNICATION AS
                 ----------------------------------------------

Name and Business
Address                  Citizenship   Present Principal Occupation
--------------------------------------------------------------------------------

Jon Fredrik Baksaas        Norway      Deputy Chief Executive Officer of Telenor
(Sandvika, Norway)                     ASA and Chief Executive Officer of
                                       Telenor Communication AS


       (d) During the last five years, none of the above executive officers and directors of Telenor Communication AS has been convicted in a criminal proceeding.

       (e) During the last five years, none of the above executive officers and directors of Telenor Communication AS has been a party to a civil proceeding of a judicial or administrative body as a result of which such executive officer or director was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       TELENOR ASA

       (a) Telenor ASA, a corporation formed under the laws of Norway.

       (b) Universitetsgaten 2
           N-0130 Oslo
           Norway.

       (c) Telenor ASA is engaged principally in the business of production and supply of services in the fields of telecommunications, data services and media distribution.

       (d) During the last five years, Telenor ASA has not been convicted in a criminal proceeding.

       (e) During the last five years, Telenor ASA was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor ASA was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                 EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR ASA

     (a), (b), (c) and (f) The following information sets forth the name, citizenship and present principal occupation of each of the directors and executive officers of Telenor ASA. The business address of each of such persons is Telenor ASA, Universitetsgaten 2, St. Olavs Plass, N-0130 Oslo, Norway.

                            DIRECTORS OF TELENOR ASA
                            ------------------------
Name and Business
Address                  Citizenship   Present Principal Occupation
--------------------------------------------------------------------------------
Tom Vidar Rygh             Norway      Chairman of the Board of Telenor ASA,
(Oslo, Norway)                         Executive Vice President of
                                       Orkla, Vice Chairman of the Board
                                       of Industrikapital and Member of the
                                       Board of Directors of Stepstone ASA

Ashild Marianne Bendiktsen Norway      Chief Financial Officer of
(Salangen, Norway)                     Entreprenor Bendiktsen &
                                       Aasen AS

Torleif Enger              Norway      Executive Vice President of
(Ostre Toten, Norway)                  Norsk Hydro ASA

Einar Forde                Norway      Director of Telenor ASA
(Oslo, Norway)

Bente Neegard Halvorsen    Norway      Head Treasurer of the Norwegian
(Skedsmo, Norway)                      Labor Organization

Jorgen Lindegaard          Denmark     President and Chief Executive Officer
(Stockholm, Sweden)                    of the SAS Group, Chairman of the
                                       Board of Sonofon Holding AS and Member
                                       of the Boards of Finansieringsinstituttet for Industri og Handvaerk AS and Superfos AS

Bjorg Ven                  Norway      Partner, Haavind Vislie Law Firm,
(Oslo, Norway)                         Chairman of the Board of the National
                                       Insurance Fund and Gjensidige NOR
                                       Spareforsikring.

Per Gunnar Salomonsen      Norway      Employee Representative
(Skien, Norway)

Harald Stavn               Norway      Employee Representative
(Kongsberg, Norway)

Irma Ruth Tystad           Norway      Employee Representative
(Trysil, Norway)


                        EXECUTIVE OFFICERS OF TELENOR ASA
                        ---------------------------------

Name and Business
Address                  Citizenship   Present Principal Occupation
--------------------------------------------------------------------------------

Tormod Hermansen           Norway      Chief Executive Officer of Telenor
(Oslo, Norway)                         ASA and Chairman of the Board of
                                       Directors of Telenor Communication AS

Arve Johansen              Norway      Senior Executive Vice President of
(Lier, Norway)                         Telenor ASA and Chief Executive
                                       Officer of Telenor Mobile
                                       Communications AS

Torstein Moland            Norway      Senior Executive Vice President and
(Lier, Norway)                         Chief Financial Officer of Telenor ASA

Jon Fredrik Baksaas        Norway      Deputy Chief Executive Officer of
(Sandvika, Norway)                     Telenor ASA and Chief Executive
                                       Officer of Telenor Communication AS

Gun Bente Johansen         Norway      Executive Vice President of Telenor ASA
(Oslo, Norway)

Bjorn Formo                Norway      Executive Vice President of Telenor ASA
(Oslo, Norway)

Jan Edvard Thygesen        Norway      Executive Vice President of Telenor
(Nesbru, Norway)                       ASA and Chief Executive Officer of
                                       Telenor Network Services

Morten Lundal              Norway      Executive Vice President of Telenor
(Oslo, Norway)                         ASA, Chief Executive Officer of
                                       Nextra AS and Chairman of the Board
                                       of Telenor Internett AS

Stig Eide Sivertsen        Norway      Executive Vice President of Telenor
(Oslo, Norway)                         ASA and Chairman of the Board of
                                       Telenor Broadband Services AS

Henrik Eidemar Torgersen   Norway      Executive Vice President of Telenor
(Oslo, Norway)                         ASA and Chief Executive Officer and
                                       Chairman of the Board of Telenor
                                       East Invest AS

Berit Svendsen             Norway      Executive Vice President of Telenor
(Oslo, Norway)                         ASA and Chief Technical Officer
                                       of Telenor ASA

       (d) During the last five years, none of the above executive officers and directors of Telenor ASA has been convicted in a criminal proceeding.

       (e) During the last five years, none of the above executive officers and directors of Telenor ASA has been a party to a civil proceeding of a judicial or administrative body as a result of which such executive officer or director was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.       Source and Amount of Funds or Other Consideration
              -------------------------------------------------

         The amount and source of funds used in connection with the purchase by Telenor of the additional shares of Common Stock of VimpelCom is US$24,742,260, contributed from Telenor's working capital.

Item 4.       Purpose of Transaction
              ----------------------

Summary of Key Terms
--------------------

First Closing

The First Closing under the VimpelCom Primary Agreement occurred on November 5, 2001. At the First Closing, Telenor purchased 3,744 treasury shares of Common Stock from VimpelCom at a price of US$20 per share (US$15 per ADS) or an aggregate purchase price of US$74,880. VimpelCom has advised Telenor that these 3,744 treasury shares were acquired by

VimpelCom from its shareholders in connection with the Extraordinary General Meeting of Shareholders of VimpelCom held on July 27, 2001. Simultaneously with the First Closing, Telenor purchased from Overture Limited under the Telenor Share Purchase Agreement 1,233,369 shares of Common Stock of VimpelCom at a purchase price of US$20 per share or an aggregate purchase price of US$24,667,380. As a result, immediately following the First Closing, Telenor owned 11,689,713 shares of Common Stock of VimpelCom, representing 25% plus 13 shares of the voting capital stock of VimpelCom.

                                   Disclaimer
                                   ----------

         The preceding summary of certain provisions of the VimpelCom Primary Agreement and the Telenor Share Purchase Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of each relevant agreement referred to herein, including each of the Share Purchase Agreement between Telenor and VimpelCom and the Share Purchase Agreement between Telenor and Overture Limited, conformed copies of which are filed as Exhibits A and B hereto, and which are incorporated herein by reference.

Item 5.   Interest in Securities of the Issuer
          ------------------------------------

       (a) and (b) On the date hereof, after giving effect to the transactions contemplated by the VimpelCom Primary Agreement and the Telenor Share Purchase Agreement which occurred at the First Closing, Telenor is the direct beneficial owner of 11,689,713 shares of Common Stock of VimpelCom constituting 25% plus 13 shares of the issued and outstanding voting capital stock (and 28.98% of the issued and outstanding shares of Common Stock) of VimpelCom, and Telenor has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, 11,689,713 shares of Common Stock of VimpelCom.

       After giving effect to the transactions consummated at the First Closing under the VimpelCom Primary Agreement and the Telenor Share Purchase Agreement, 23,379,415 shares of voting capital stock of VimpelCom will be subject to the VimpelCom Shareholders Agreement, constituting in the aggregate 50% plus 15 shares of VimpelCom's total issued and outstanding voting stock. Neither the filing of this Amendment No. 14 nor any of its contents will be deemed to constitute an admission that Telenor, Telenor Communication AS or Telenor ASA is the beneficial owner of any shares of VimpelCom (other than, solely in the case of Telenor, 11,689,713 shares of Common Stock of VimpelCom) for the purposes of
Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purposes, and such beneficial ownership is expressly disclaimed.

       Telenor is a direct wholly owned subsidiary of Telenor Communication AS and an indirect wholly owned subsidiary of Telenor ASA. As a result, Telenor Communication AS and/or Telenor ASA may be deemed to be indirect beneficial owners of the shares of Common Stock of VimpelCom owned by Telenor.

       Neither the filing of this Amendment No. 14 nor any of its contents will be deemed to constitute an admission that Telenor Communication AS or Telenor ASA is the beneficial owner of the shares of VimpelCom held by Telenor for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purposes, and such beneficial ownership is expressly disclaimed.

       (c) Neither Telenor, Telenor Communication AS, nor Telenor ASA has effected any transactions in the Common Stock of VimpelCom during the past 60 days or since the filing of the most recent amendment to the Statement on
Schedule 13D, other than the transactions described herein.

       (d) Neither Telenor, Telenor Communication AS, nor Telenor ASA knows of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of VimpelCom.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer
          ---------------------------

       Except as provided in the documents described in the Statement on
Schedule 13D and Amendments Nos. 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12 or 13
thereto, or as set forth herein, neither Telenor, Telenor Communication AS, Telenor ASA, nor, to the best of Telenor's, Telenor Communication AS's and Telenor ASA's knowledge, none of the individuals named in Item 2 hereof, has entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of VimpelCom, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits
          --------------------------------

1. Attached hereto as Exhibit "A" is a conformed copy of the Share Purchase Agreement dated November 5, 2001 between Telenor and VimpelCom.

2. Attached hereto as Exhibit "B" is a conformed copy of the Share Purchase Agreement dated November 5, 2001 between Telenor and Overture Limited.

                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2001               TELENOR EAST INVEST AS

                                       By     /s/ Henrik Eidemar Torgersen
                                              ----------------------------------
                                              Henrik Eidemar Torgersen
                                              Chief Executive Officer

                                       TELENOR COMMUNICATION AS

                                       By     /s/ Jon Fredrik Baksaas
                                              ----------------------------------
                                              Jon Fredrik Baksaas
                                              Chief Executive Officer

                                       TELENOR ASA

                                       By     /s/ Tormod Hermansen
                                              ----------------------------------
                                              Tormod Hermansen
                                              Chief Executive Officer

                               Index to Exhibits

Exhibit A   A conformed copy of the Share Purchase Agreement dated November 5,
            2001 between Telenor and VimpelCom.

Exhibit B   A conformed copy of the Share Purchase Agreement dated November 5,
            2001 between Telenor and Overture Limited.